53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
FIRM / AFFILIATE OFFICES

October 16, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Avrohom Friedmann, Andrew Mew, Tonya K. Aldave and J. Nolan McWilliams

Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Funko, Inc.
Proposed Price Range and Share Number Information
Form S-1 (File No. 333-220856)

Ladies and Gentlemen:

This letter is filed supplementally on behalf of Funko, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (as amended, the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company hereby provides (i) the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering of its Class A common stock (the “Offering”), and (ii) the form of proposed disclosure of the Company’s estimated results for the three months ended September 30, 2017.

The preliminary information presented herein reflects an initial offering price to the public of the Company’s shares of Class A common stock (the “Shares”) of between $14.00 and $16.00 per Share, 11,575,486 Shares offered to the public by the Company and 1,757,848 Shares offered to the public by the selling stockholders named in the Registration Statement (the “Selling Stockholders”) in connection with the Offering (or 13,106,726 Shares offered to the public by the Company and 2,226,608 Shares offered to the public by the Selling Stockholders should the underwriters’ option to purchase additional shares be exercised in full), representing in the aggregate approximately 54.2% of the post-Offering economic interests in the Company (or approximately 58.7% of the post-Offering economic interests in the Company should the underwriters’ option to purchase additional Shares be exercised in full).

October 16 2017

Attached as Exhibit A to this letter are certain relevant sections of the Registration Statement updated to reflect the preliminary proposed price range and share number information as described above, certain related changes and other updates, all of which we expect to include in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) to be filed on or about October 23, 2017.

The Company advises the Staff that, given the volatility in the public trading markets and the uncertainty of the timing of the Offering, the preliminary price range and share number information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual Preliminary Prospectus for the Offering.

In addition to the information described above, the Company also proposes to include in the “Prospectus Summary” section of the prospectus contained in Amendment No. 2 certain preliminary estimated financial information of the Company for the three months ended September 30, 2017, which information is attached as Exhibit B to this letter. Because the quarter closing procedures are still in progress, the Company cannot provide final numbers for the estimated results at this time; however, the Company respectfully requests that the Staff review the enclosed disclosure in advance of its inclusion in the Registration Statement.

The Company is supplementally providing the information in this letter to the Staff in order to assist the Staff in its review of the Company’s Registration Statement. We confirm on behalf of the Company that, prior to circulating copies of the Preliminary Prospectus in connection with the Offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information, including the information set forth in this letter, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended, including any such information set forth in this letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (212) 906-1281. Thank you for your assistance.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

October 16 2017

Enclosures

cc:	(via email)
Brian Mariotti, Chief Executive Officer, Funko, Inc.
Russell Nickel, Chief Financial Officer, Funko, Inc.
Tracy Daw, Senior Vice President, General Counsel and Secretary, Funko, Inc.
Ian D. Schuman, Esq., Latham & Watkins LLP
Benjamin Cohen, Esq., Latham & Watkins LLP
Patrick J. Schultheis, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Jeana S. Kim, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
John Duke, Esq., Hogan Lovells US LLP
Adam Brown, Esq., Hogan Lovells US LLP